Exhibit 99.1

Scorpio Tankers Inc. Announces Closing of Follow-On Public Offering

MONACO -- (Marketwire) – December 7, 2011 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today that it has closed on its previously announced sale of 7,000,000 shares of common stock from its follow-on public offering at the offering price of $5.50 per share.  The Company received net proceeds of approximately $36.4 million, after deducting underwriters' discounts and estimated offering expenses.  Following the issuance of the 7,000,000 shares of common stock in this offering, the Company has a total of 38,345,394 shares of common stock issued and outstanding.

Morgan Stanley & Co. LLC acted as the sole bookrunning manager and Fearnley Fonds ASA acted as co-manager in the offering.

Copies of the final written prospectus may be obtained from Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department or by e-mailing prospectus@morganstanley.com.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker with an average age of 5.8 years.  Additional information about the Company is available at the Company's website www.scorpiotankers.com.